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Filed Pursuant to Rule 424(b)(3)
File No. 333-196681

CAREY WATERMARK INVESTORS 2 INCORPORATED

Prospectus Supplement No. 2 Dated July 7, 2016
To Prospectus Dated April 28, 2016

        This prospectus supplement (the "Prospectus Supplement") is part of, and should be read in conjunction with, the prospectus of Carey Watermark Investors 2 Incorporated, dated April 28, 2016 (as amended or supplemented, the "Prospectus"). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Carey Watermark Investors 2 Incorporated upon request.

RECENT DEVELOPMENTS

Our Offering

        As detailed in the Prospectus, we are offering up to $1.4 billion of our common stock, in any combination of Class A and Class T Shares, including $600.0 million in shares of common stock through our distribution reinvestment plan. As of July 1, 2016, we have issued 18,312,613 Class A Shares (approximately $184.2 million) and 29,616,071 Class T Shares (approximately $287.0 million) in connection with our offering, raising aggregate proceeds of approximately $471.2 million. In addition, we have issued 163,695 Class A Shares (approximately $1.7 million) and 235,302 Class T Shares (approximately $2.3 million) through our distribution reinvestment plan.

Acquisition

        The following section supplements the discussion about acquisitions contained in the "Prospectus Summary" section, beginning on page 7 of the Prospectus.

Investment in Le Méridien Arlington

On June 28, 2016, we acquired Le Méridien Arlington, located in Rosslyn, VA. The 154-guestroom Le Méridien is housed within a mixed-use development that also includes 647,243 square feet of Class A office space and 136 residential units. Our total investment in the property is approximately $59.7 million, including a $56.5 million purchase price and approximately $3.2 million of primarily acquisition-related costs.

We obtained $35.0 million in non-recourse debt financing, with a floating annual interest rate of London Interbank Offered Rate plus 2.75%, which is subject to an interest rate cap, and a maturity date of June 28, 2020. The loan is interest-only for the first 36 months.

  Acquisition Information

Hotel	State	Acquisition Date	Rooms	Type of Hotel	CWI 2 Ownership %	Ownership Interest	CWI 2 Contractual Purchase Price	CWI 2 Investment	Acquisition Fees Paid to Advisor	Initial Debt	Interest Rate(2)	Maturity Date

Le Méridien Arlington	VA	June 28, 2016	154	Full- service	100%	Condominium	$56,500,000	*(1)	$1,487,600	$35,000,000	3.19%	6/2020

(1)	Given the time period between the acquisition date and the date of this Prospectus Supplement, it is not practicable to disclose the investment amount, which represents the fair value of net assets acquired, exclusive of acquisition expenses.
(2)	The interest rate presented represents the interest rate in effect at June 28, 2016.

Occupancy, ADR and RevPAR

        The following tables present the occupancy, ADR and RevPAR of the Le Méridien Arlington for 2011 through 2015, as well as for the three months ended March 31, 2016, including periods prior to our ownership (the property was converted to Le Méridien Arlington in February of 2012; it previously operated as the Palomar Arlington Waterview):

Occupancy(1)
Hotel	2011	2012(2)	2013	2014	2015	2016

Le Méridien Arlington	80.0%	78.2%	81.4%	86.9%	88.5%	85.1%
(1)
Occupancy is the percentage of rooms sold divided by rooms available.
(2)
Occupancy for 2012 reflects operations as the Palomar Arlington Waterview and Le Méridien Arlington. Occupancy for the period in 2012 when the property operated as Le Méridien Arlington was 80.7%.

ADR(1)
Hotel	2011	2012(2)	2013	2014	2015	2016

Le Méridien Arlington	$188.57	$186.70	$189.92	$189.07	$189.61	$182.53
(1)
ADR is room revenue divided by rooms sold, displayed as the average rental rate for a single room.
(2)
ADR for 2012 reflects operations as the Palomar Arlington Waterview and Le Méridien Arlington. ADR for the period in 2012 when the property operated as Le Méridien Arlington was $188.51.

RevPAR(1)
Hotel	2011	2012	2013	2014	2015	2016

Le Méridien Arlington	$150.86	$145.96(2)	$154.51	$164.31	$167.81	$155.27
(1)
RevPAR is room revenue divided by available rooms.
(2)
RevPAR for 2012 reflects operations as the Palomar Arlington Waterview and Le Méridien Arlington. RevPAR for the period in 2012 when the property operated as Le Méridien Arlington was $152.19.

        The table below presents information about renovations as of the date of this Prospectus Supplement:

Hotel	Renovations

Le Méridien Arlington	The seller is currently completing an approximately $3.0 million renovation at their cost, which includes guestroom and meeting space enhancements. We do not currently expect to, and are not obligated to, fund any of this renovation. The renovation is currently anticipated to be completed in the third quarter of 2016.

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  Filed Pursuant to Rule 424(b)(3) File No. 333-196681
CAREY WATERMARK INVESTORS 2 INCORPORATED
RECENT DEVELOPMENTS